

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2025

Jin Xu
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

  Re: Golden Heaven Group Holdings Ltd.
  Form 20-F for the Fiscal Year Ended September 30, 2024
  File No. 1-41675

Dear Jin Xu:

  We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Trade & Services